25002800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 05 2025

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69928

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpaca Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 E 49th Street, FL11
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tammy Wetterwald (Name) 650-489-2017 (Area Code – Telephone Number) tammy.wetterwald@alpaca.markets (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

171 N. Clark St, Ste 200 (Address) Chicago (City) IL (State) 60601 (Zip Code)

09/24/2003 (Date of Registration with PCAOB)(if applicable) 248 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tammy Wetterwald, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AlpacaSecuritiesLLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CALIFORNIA JURAT
ATTACHED BY NOTARY

Signature: [signature]

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

Signature of Document Signer No. 1 _Signature of Document Signer No. 2 (if any)_

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ______________________

Subscribed and sworn to (or affirmed) before me

on this 3rd (*Date*) day of March (*Month*), 20 25 (*Year*)

by

(1) Tammy Westerwald

(and 2) ______________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BRADY M. FLAVIN
COMM. # 2495988
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. JULY 30, 2028

Place Notary Seal and/or Stamp Above

Signature Brady Flavin

Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Report Form X-17 A-5 Pt III

Document Date: N/A Number of Pages: 2

Signer(s) Other Than Named Above: N/A

Alpaca Securities LLC

CONTENTS

(Confidential Pursuant to Rule 17a-5(e)(3))

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Alpaca Securities, LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Alpaca Securities, LLC (the "Company") as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle
As discussed in Note 1 to the financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with ASU 2023-07, *Segment Reporting (Topic 280)*.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the

Grant Thornton

overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, III, and IV. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2024.

New York, New York
March 3, 2025

ALPACA SECURITIES LLC

Statement of Financial Condition

December 31,		2024
ASSETS		
Cash and cash equivalents	$	68,511,868
Cash segregated under federal and other regulations		406,277,986
Customer receivables (net of allowance for credit losses of $56,922)		45,708,113
Equity securities - user-held fractional shares		229,284,250
Investment securities owned, at fair value, long		206,901
Securities borrowed		26,456,539
Receivables from brokers, dealers and clearing organizations		2,368,985
Deposits with clearing organizations		12,060,405
Accounts receivable (net of allowance for credit losses of $501,745)		1,245,883
Prepaid expenses and other assets		1,007,230
Related Party Receivable		264,335
Total assets	$	793,392,495
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	5,081,641
Customer payables		490,979,947
Non-customer payable		3,314,013
Payables to brokers, dealers and clearing organizations		1,473,173
Related party payable		402,930
Equity securities - fractional share repurchase obligations		229,284,250
Securities loaned		3,568,268
Other liabiliies		2,992,776
Total liabilities		737,096,998
Member's Equity		56,295,497
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	793,392,495

ALPACA SECURITIES LLC

Statement of Operations

For the period from January 1, 2024 through December 31, 2024

Revenues:	
Order flow revenue	$ 8,787,994
Fee revenue	13,722,127
Interest and dividend income	15,676,279
Net trading gains	54,283
Total revenues	38,240,683
Expenses:	
Interest revenue share paid to partners	7,152,612
Floor brokerage, exchange, and clearing fees	6,852,538
Personnel, payroll taxes, and benefits	2,114,112
Professional fees	2,702,554
Technology, data, and communication fees	3,361,278
Bank fees	1,717,137
Regulatory fees	400,000
Other expenses	1,100,091
Total expenses	25,400,322
Net Income	$ 12,840,361

ALPACA SECURITIES LLC

Statement of Change in Member's Equity

For the period from January 1, 2024 through December 31, 2024

Beginning balance, December 31, 2023	$	21,254,528
Dividend payments to parent		(799,392)
Capital Contributions		23,000,000
Net Income		12,840,361
Ending balance, December 31, 2024	$	56,295,497

ALPACA SECURITIES LLC

Statement of Cash Flows

For the period from January 1, 2024 through December 31, 2024

Cash flows provided by operating activities:	
Net income	$ 12,840,361
Adjustments to reconcile net income to net cash provided by operating activities:	
Allowance for credit loss	(111)
Net change in operating assets and liabilities:	
Equity securities - user-held fractional shares	(119,514,242)
Equity securities - fractional share repurchase obligations	119,514,242
Investment securities owned, at fair value, long	(25,740)
Investment securities owned, at fair value, short	(36)
Securities borrowed	(26,456,539)
Securities loaned	3,568,268
Customer receivables, net	(36,037,196)
Customer payables	265,391,829
Non-customer payable	3,314,013
Receivables from brokers, dealers and clearing organizations	1,429,978
Payables to brokers, dealers and clearing organizations	1,299,864
Deposits with clearing organizations	(8,827,574)
Related party receivable	(264,335)
Related party payable	65,537
Accounts receivable	(436,079)
Prepaid expenses and other assets	(576,849)
Accounts payable and accrued expenses	3,542,119
Other liabilities	1,507,061
Net cash provided by operating activities	220,334,571
Cash flows provided by financing activity:	
Capital contributions	(799,392)
Contributions from Parent	23,000,000
Draws on lines of credit	41,000,000
Repayments of lines of credit	(41,000,000)
Draws on lines of credit, related party	28,500,000
Repayments of lines of credit, related party	(28,500,000)
Net cash provided by financing activities	22,200,608
Net increase in cash and segregated cash	242,535,179
Cash and cash segregated under federal and other regulations, beginning of period	232,254,675
Cash and cash segregated under federal and other regulations, end of period	$ 474,789,854
Cash, end of period	68,511,868
Cash segregated under federal and other regulations, end of period	406,277,986
Cash and cash segregated under federal and other regulations, end of period	$ 474,789,854
Supplemental disclosure of cash flow information:	
Cash paid during the period for interest	$ 24,496

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Alpaca Securities LLC (the "Company") is a wholly owned subsidiary of AlpacaDB, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company currently acts as an introducing broker for listed securities, options, and retails corporate equity securities over-the-counter. The Company maintains the books and records of its customers and is a self-clearing member of the Depository Trust Company ("DTC"), but also clears options business on an omnibus basis through Velox Clearing LLC ("Velox").

The Company operates under Rule 15c3-1 of the Securities Exchange Act of 1934, where the requirement is to maintain sufficient liquidity in order to cover the Company's obligations. The Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Exchange Act (the "Customer Protection rule") pertaining to the possession or control of customer-owned assets and reserve requirements. For additional information on the Company's requirements under Rule 15c3-3 see Note 2, *Cash segregated under federal and other regulations.*

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of less than one year, that are not held for sale in the ordinary course of business.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from broker primarily includes receivables from the Company's executing brokers. Payables to broker reflect the clearing costs related to doing business as a self-clearing firm. For additional information on the Company's receivable from and payable to brokers see Note 3, *Receivables from brokers, dealers and clearing organizations.*

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization. For additional information on the Company's deposits with clearing organizations see Note 4, *Deposits with clearing organizations.*

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. The Company has collateralized agreements which allows counterparties to borrow and lend securities under the terms of the master level loan agreement. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

With respect to securities loaned, the Company receives collateral in the form of cash. The Company earns interest income on cash collateral deposited by borrowers and can also earn additional revenue for lending certain securities based on demand for those securities. For our securities loaned, interest income is recorded net of interest paid to participating users for securities loaned.

The Company operates a securities lending program to eligible customers, who can opt in to lend certain fully paid securities to the Company. The Company may lend such securities to other market participants that wish to borrow for short selling or other purposes. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and carried at amortized cost or at fair value.

The Company has elected the fair value option for all transactions because the Company monitors financial performance associated with these transactions on a fair value basis. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations. The Company mitigates this risk by monitoring the fair value of securities loaned and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of securities to the Company.

Fractional Share Program

The Company maintains an inventory of securities held exclusively for the fractional share program, which is operated by the Company. This proprietary inventory is recorded within investment securities owned, at fair value, long. When a user purchases a fractional share, the Company records the cash received for the user-held fractional share as pledged collateral recorded within equity securities - user-held fractional shares and an offsetting liability to repurchase the shares, recorded within equity securities - fractional share repurchase obligations, as the Company concluded that the Company does not meet the criteria for derecognition under the accounting guidance, the Accounting Standards Codification ("ASC") Topic 860 *Transfers and Servicing*. The Company measures their inventory of securities, user-held fractional shares and their repurchase obligation at fair value at each reporting period. For additional information on the Company's fractional share program obligations see Note 5, *Fair value of assets and liabilities.*

Allowance for Credit Losses

In June 2016, the FASB issued ASU 2016-13. Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to

expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards.

The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis in accordance with ASC Topic 326-20. This topic requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration of the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditionals that may affect the Company's expectation of the collectability.

Accounts Receivables

Accounts receivables consist of receivables from correspondent partners and an allowance for doubtful accounts based on an analysis of expected collection rate determined from historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability.

Revenue Recognition

The Company's total revenue is disaggregated by the amount that is in scope and out of scope of ASC Topic 606. The Company's contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize, the timing of when performance obligations to the customer are satisfied, or the amount of costs incurred to obtain or fulfill a contract with a customer.

The Company recognizes payment for order flow from the executing broker-dealer. The Company is compensated on a per share basis by the executing broker-dealer. The payment for order flow revenue is recognized in the period of trade execution. Payment for order flow receivable is treated as a non-allowable asset in the Company's net capital computation.

The Company's fee revenue is derived from its stand-ready obligation to provide execution, clearing and carrying of trades ("trade execution services") on behalf of customers on a continuous basis, with the customer having the ability to initiate trades at any time during the contract period. The execution of trades is treated as part of a series of distinct services that meet the definition of a series under ASC 606, as the services are substantially the same, provided consistently, and have the same pattern of transfer to the customer. Specifically, for each customer's trade instructions, revenue is recognized when control of the trade has transferred to the customer, which occurs upon the execution of each individual trade. The transaction price is determined based on the fee charged for each executed trade, and the Company recognizes revenue for each transaction separately.

The Company's fee revenue is primarily based on specific services offered. Revenue is recognized at the point in time that the Company's performance obligation under the contract is complete upon closing of the transaction.

The Company recognizes margin interest income on customer balances. The Company earns interest income on interest bearing deposits and the interest income is recognized as earned.

The Company recognizes trading gains, net of losses, from the purchase and sale of securities on a trade date basis. The Company also recognizes net trading losses, as a result of changes in the fair value of securities. The Company's Investment securities owned, at fair value and Equity securities - fractional share repurchase obligations are inclusive of only equity securities.

Customer receivables and payables

Customer receivable (net of allowance for credit loss) is primarily made up of margin receivables. These transactions are recorded on settlement date basis. Margin receivables are adequately collateralized by users' securities balances and are reported at their outstanding principal balance, net of an allowance for credit loss. The Company monitors margin levels and requires users to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements and avoid automatic liquidation of their positions.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for receivables from users. The Company has no expectation of credit losses for customer receivables that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on the assessment of the nature of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding receivable balance from a user, the Company recognizes an allowance for credit loss in the amount of the difference, or unsecured balance, in the period of occurrence. The Company writes-off unsecured balances when the balance becomes outstanding for over 21 days, unless the customer has agreed to a payment plan.

Aged customer receivables are reviewed for potential credit loss and written off when deemed uncollectible. The Company also presents a net amount receivable for unsettled securities transactions included in customer receivables. As noted in ASC 940-320-05-4, the risk of nonperformance of regular-way settling trades is minimal, given the following: (a) they are fully collateralized on the trade date, (b) the period of time between trade and settlement date is reasonably short, and (c) most securities are affirmed by both parties to the trade and settle net through a clearing entity. Accordingly, receivables and payables arising from these unsettled regular-way transactions may be recorded net. For additional information on the Company's credit losses see Note 8, *Allowance for credit losses.*

Customer payables represent free credit balances from users' uninvested deposits and/or funds attributed to users as a result of settled trades and other security related transactions.

Prepaid expenses and other current assets

The Company classifies prepayments made under contracts as prepaid expenses and expense them over the contract terms. These prepaid expenses primarily include items such as prepayments on professional services. As of December 31, 2024, prepaid expenses included in other assets were $473,535. Other current assets primarily include corporate cash held at a third party to support instant withdrawals or deposits feature for the Company's cashiering product, fees receivable, and other various receivables.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal, state, and local income tax purposes. All tax effects of the Company's income or loss are passed through to the Parent. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state, or local income taxes is included in these financial statements.

2. Cash segregated under federal and other regulations

Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker-dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

At December 31, 2024, the Company had Cash segregated under federal and other regulations in the amount of $402,761,101. An additional deposit of $27,343,048 was made on January 02, 2025 to bring the amount on deposit to $430,104,149.

During the period ended December 31, 2024, the Company performed the computations for the assets in the proprietary accounts of brokers ("PAB") in accordance with the customer reserve computation set forth under the Customer Protection Rule. At December 31, 2024, the Company had Cash segregated under federal and other regulations in the amount of $3,516,885. A withdrawal of $102,872 was made on January 02, 2025 to bring the amount on deposit to $3,414,013.

3. Receivables from and payables to brokers, dealers and clearing organizations

The Company self clears its securities transactions with DTC and clears certain transactions with Velox on an omnibus basis. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors the collateral on the customers' accounts. In addition, pursuant to its executing agreement, the Company executes securities transactions with executing brokers. As of December 31, 2024, the Company recorded a receivable from broker in the amount of $2,368,985.

Payable to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive") and clearing costs related to doing business. As of December 31, 2024, the Company recorded a payable in the amount of $1,473,173.

4. Deposits with clearing organizations

The Company has brokerage agreements with its clearing brokers to carry its accounts and the accounts of its clients as customers of the clearing brokers. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin. The balance as of December 31, 2024 at Velox and DTC was $154,500 and $11,905,904, respectively.

5. Fair value of assets and liabilities

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820. "Fair Value Measurement" to prioritize the inputs to valuation techniques used to measure fair value. Substantially, the Company's financial instruments are carried at fair value, which includes its equity securities owned for fractional shares programs. The Company has evaluated the estimated fair value of financial instruments using available market information and are classified, on the basis of the measurement inputs employed, as Level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Equity securities - user-held fractional shares	$ 229,284,250	$ -	$ -	$ 229,284,250
Securities borrowed	26,456,539	-	-	26,456,539
Investment securities owned, at fair value, long	206,901	-	-	206,901
Total financial asset	$ 255,947,690	$ -	$ -	$ 255,947,690
Liabilities				
Equity securities - fractional share repurchase obligations	$ 229,284,250	$ -	$ -	$ 229,284,250
Securities loaned	3,568,268	-	-	3,568,268
Total financial liabilities	$ 232,852,518	$ -	$ -	$ 232,852,518

6. Related party transactions

The Company has an expense sharing agreement with its Parent. The Parent performs and provides certain functions for the Company, including the provision and maintenance of office facilities, payroll services, insurance, professional services, and technology. In accordance with the terms of this agreement, the Company was charged approximately $4,419,533 for these services, for the 12 months ending December 31, 2024. The table below presents the amounts expensed:

	2024
Personnel, payroll taxes, and benefits	$ 2,104,417
Technology, data, and communication fees	2,315,116
Professional fees	-
Other expenses	-
Total	$ 4,419,533

The Company holds customer accounts who also have accounts with the Company's affiliate, Alpaca Crypto LLC ("Alpaca Crypto"). For those customers with both an account with the Company and Alpaca Crypto, the Company holds the customers funds in compliance with Rule 15c3-3. Upon customers purchasing or selling crypto currency through Alpaca Crypto, the Company will transfer the customers' funds to or receive the customers' funds from Alpaca Crypto. The settling of funds between the Company and Alpaca Crypto may result in a payable to or receivable from related party.

The related party receivable represents unpaid amounts receivable from Alpaca Crypto of approximately $264,335 at December 31, 2024, and included in related party receivable on the statement of financial condition.

The related party payable represents unpaid amounts due to the Parent of approximately $402,930 at December 31, 2024, and included in related party payable on the statement of financial condition.

In March 2021, the Company entered into a $2 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate of 1%, with interest due monthly. Amendments were made in April 2024 and August 2024 to increase the credit line to $10 million and $15 million with an interest rate of 6%. At December 31, 2024, there was no outstanding balance on this unsecured line of credit. During the period ending December 31, 2024, the Company drew down on the line of credit for $28,500,000 and made repayments in the amount of $28,500,000 for the year.

The Company holds user accounts for related party AlpacaJapan Co. Ltd. ("Alpaca Japan"). Alpaca Japan is a registered broker/dealer in Japan and holds multiple user accounts with the Company including an omnibus account, a deposit account, and a settlement account. As of December 31, 2024, the Company had an affiliate user Alpaca Japan with margin debit balances totaling $1, included in customer receivable on the statement of financial condition. As of December 31, 2024, the Company had affiliate users Alpaca Japan and the parent company with free credit

balances totaling $175,817 and $207,216, respectively, included in customer payables on the statement of financial condition.

7. Collateralized Agreements

The securities borrowing and lending agreements are collateralized by U.S. corporate securities. The majority of the securities obtained by the Company under securities borrowing and lending agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company primarily receives cash as collateral for the securities loaned to other broker- dealers. In the table below, the cash collateral we hold related to loaned securities is presented in "gross assets/liabilities" and the fair value of securities lent is presented in "fair value". Similarly, we provide cash collateral for securities borrowed from third parties or fully-paid securities from customers. In the table below, the amount of the cash collateral is presented in "gross assets/liabilities" and the fair value of the securities received is presented in "fair value".

Securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities borrowing and lending transactions. Therefore, activity related to securities borrowing and lending activities are presented gross in our Statement of Financial Condition.

				Amounts Not Offset in the Statement of Financial Condition	
	Gross Assets/Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts Presented in the Balance Sheet	Fair Value of Collateral	Net Amount
Assets					
Securities borrowed under loan agreements	$ 26,456,539	$ -	$ 26,456,539	$ (25,740,799)	$ 715,740
Total:	$ 26,456,539	$ -	$ 26,456,539	$ (25,740,799)	$ 715,740
Liabilities					
Securities lent under loan agreements	$ 3,568,268	$ -	$ 3,568,268	$ (3,323,736)	$ 244,532
Total:	$ 3,568,268	$ -	$ 3,568,268	$ (3,323,736)	$ 244,532

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged at December 31, 2024:

	Remaining Contractual Maturity				
	Overnight and Continuous	Less than 30 days	31 - 90 days	Over 90 days	Total
Securities lent under loan agreements					
Equities	$ 3,568,268	$ -	$ -	$ -	$ 3,568,268
Total	$ 3,568,268	$ -	$ -	$ -	$ 3,568,268

8. Allowance for credit losses

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, Financial Instruments - Credit Losses (ASC 326). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception to purchase. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. Expected credit loss is typically estimated using both quantitative and qualitative methods that

consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability.

The following table summarizes the allowance for credit losses, which includes unsecured balances of receivables from users due to fraudulent deposit transactions and losses on margin lending. Fraudulent deposit transactions occur when users initiate deposits into their accounts, make trades on the Company's platform using a short-term extension of credit from the Company, and then repatriate or reverse the deposits, resulting in a loss to the Company of the credited amount. The Company recorded $80,720 of unsecured customer balances as of December 31, 2024.

The following table shows a rollforward of the allowance for credit losses for the year ended December 31, 2024.

	Period Ending December 31, 2024
Beginning partner balance	$ 430,744
Provision for doubtful partner receivables	$ 150,145
Partner write-offs	$ (79,144)
Ending partner balance	$ 501,745

	Period Ending December 31, 2024
Beginning customer balance	$128,033
Unsecured accounts	80,720
Customer Write-offs	(151,831)
Ending customer balance	$ 56,922

9. Financing activities, off-balance sheet risk, and concentrations of credit risk

In April 2022, the Company entered into a $10 million on demand revolving line of credit agreement with BMO Harris Bank N.A. ("BMO"). The line of credit is used solely to finance customer withdrawals from the reserve account. Interest for this line of credit is determined at the time a loan is initiated and the applicable interest rate is calculated by adding 2.5% per annum to the Overnight Federal Funds Rate. Interest is payable monthly in arrears on the last calendar day of each month. In March 2024, the Company amended its loan agreement with BMO to increase its collateralized credit line to $20 million. At December 31, 2024, there was no outstanding balance on this unsecured line of credit. For the period ending December 31, 2024, the Company drew down on the line of credit for $41,000,000 and made repayments in the amount of $41,000,000.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

At December 31, 2024, the Company had five partners representing $906,078, which represents 52% of accounts receivable as of the end of the period.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

10. Commitments and contingencies

The securities industry is highly regulated and many aspects of the Company's business involves substantial risk of liability. In past years, there has been an increase in litigation and regulatory investigations involving the brokerage industry. Federal and state regulators, exchanges, or other SROs investigate issues related to regulatory compliance that may result in enforcement action. The Company is also subject to periodic regulatory audits and inspections that could in the future lead to enforcement investigations or actions. For the period ending December 31, 2024, the Company is working with FINRA regarding an enforcement inquiry, which is still ongoing as of the date the financial statements were issued. The Company cannot reasonably estimate a reasonable loss (or range of loss) or potential fine, if any action is taken, that could result from the enforcement referral.

For the period ended December 31, 2024, the Company was not named as a defendant in lawsuits.

11. Segment reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified a management team as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of provide and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The following table presents the segment revenue and significant expenses for the year ended December 31, 2024.

December 31,		**2024**
Revenue:		
Trading Fee Revenue	$	17,085,648
Interest Revenue		15,673,749
Recurring Fee Revenue		4,196,350
One-time Fee Revenue		260,881
Transfer Fee Revenue		501,708
Other Revenue		522,347
Total Revenue	$	38,240,683
Expenses:		
Partner Revenue Share	$	7,999,875
Trading Expenses		5,648,053
Transfer Expenses		1,708,267
Account Expenses		550,703
Technology and IT		1,072,721
Professional Services		2,299,428
Office and Other Occupancy Expenses		15,068
Travel and Entertainment		540
General Admin and Other Expenses		1,676,439
Management Fees Paid to Affiliate		4,429,228
Total Expenses	$	25,400,322
Net Income	$	12,840,361

12. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit items, as defined. At December 31, 2024, the Company's net capital was approximately $51,436,972 which was approximately $50,108,532 in excess of its minimum net capital of $1,328,440. This minimum net capital is based upon the greater of $250,000 or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3.

13. Subsequent events

The Company has evaluated events subsequent to March 3, 2025 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

ALPACA SECURITIES LLC

Schedule I
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(confidential Pursuant to Rule 17a-5(e)(3))

December 31,		**2024**
Net Capital, equity	$	56,295,497
Less nonallowable assets:		
Cash and cash equivalents		393,942
Customer receivables		307,051
Due from broker		1,629,946
Accounts receivable, net		1,245,883
Prepaid expenses and other current assets		714,016
Related Party Receivable		264,334
Total nonallowable assets:		4,555,172
Aged fail to deliver		4
Other deductions		67,600
Haircuts on securities		235,750
Net capital		51,436,972
Aggregate debit items		66,422,002
Computed minimum net capital required (2% of aggregate debit items)		1,328,440
Minimum net capital required (under SEC Rule 15c3-1)		250,000
Excess net capital		50,108,532
Percentage of net capital to aggregate debit items		77.44%

Reconciliation with company's computation included in Amended Part II of Form X-17A-5 as of December 31, 2024 filed, on Febraury 26, 2025:

Total Ownership Equity as reported in the company's unaudited FOCUS report	$	51,436,972
Accrued expenses and other liabilities		-
Net Capital, equity per above	$	51,436,972

There are no material differences between the computation and the Company's most recently filed Form X-17A-5 Part II-A filing as of December 31,2024.

Alpaca Securities LLC
Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission

ALPACA SECURITIES LLC

Schedule II

December 31,	**2024**
Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 493,433,491
Total credit balance	493,433,491
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	66,422,002
Aggregate debits	66,422,002
Less 3%	(1,992,660)
Total debit balance	64,429,342
Reserve computation:	
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$ 429,004,149
Amount on deposit in the "Reserve Bank Account" at December 31, 2024	402,761,101
Amount of deposit	27,343,048
Amount on deposit in the "Reserve Bank Account" at January 2, 2025	$ 430,104,149

There are no material differences between this computation and the Company's most recently filed Form X-17A-5, Part II-A filing as of December 31, 2024.

Alpaca Securities LLC

Schedule III – Computation for Determination of PAB Account Reserve of Broker Dealers Under Rule 15c3-3 of the Securities and Exchange Commission.

ALPACA SECURITIES LLC

Schedule III

December 31,	2024
Credit balances:	
Free credit balances and other credit balances in PAB security accounts	$ 3,314,013
Total credit balance	3,314,013
Debit balances:	
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	-
Total debit balance	-
Reserve computation:	
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$ 3,314,013
Amount on deposit in the "Reserve Bank Account" at December 31, 2024	3,516,885
Amount of withdrawal	(102,872)
Amount on deposit in the "Reserve Bank Account" at January 2, 2025	$ 3,414,013

Alpaca Securities LLC
Schedule IV – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

ALPACA SECURITIES LLC

Schedule IV

December 31,	2024
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Alpaca Securities, LLC

We have examined Alpaca Securities, LLC's (the "Company") statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2024; (2) the Company's internal control over compliance was effective as of December 31, 2024; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2024; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of its inherent limitations, internal control over compliance may not prevent or detect noncompliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Grant Thornton

As described in the accompanying Compliance Report, the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2024 due to the material weakness related to the instances of non-compliance with the Rule 15c3-3 (e).

In our opinion, (1) because of material weakness described above, the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2024; (2) the Company's internal control over compliance was effective as of end of the most recent fiscal year ended December 31, 2024: (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

Grant Thornton LLP

New York, New York
March 3, 2025

Alpaca Securities LLC's Compliance Report

Alpaca Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a- 5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. The Company's Internal Control over Compliance was not effective during the most recent fiscal year due to the material weakness in the design of controls that resulted in following instances of non-compliance as described below:

    a. The Company identified it had misinterpreted Rule 15c3-3 which led the Company to not performing a reserve computation and caused the Company to be noncompliant with Rule 15c3-3(e) for the following:

        i. After performing a reserve calculation as of Friday June 21, 2024 the Company identified it had a reserve deposit requirement. The deposit requirement was remediated when the Company performed the next reserve computation on June 28, 2024 in which the required deposit was met on Monday, July 1st, 2024.

        ii. After performing a reserve calculation as of Friday July 26, 2024 the Company identified it had a reserve deposit requirement. The deposit requirement was remediated when the Company performed the next reserve computation on August 1st, 2024 in which the required deposit was met on Thursday, August 1st, 2024.

    b. The Company identified an incident on November 1st, 2024 in which a withdrawal from the Company's reserve account was inadvertently processed instead of a deposit into its reserve account. The Company performed an updated reserve computation to include the withdrawal and made the required deposit into the reserve account. This incident caused the Company to be noncompliant with Rule 15c3-3 in which its reserve account was underfunded for approximately 30 minutes.

3. The Company's Internal Control over Compliance was effective as of the end of the most recent year ended December 31, 2024.

4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of December 31, 2024.

5. The information the Company used to state that the Company was in compliance with 17C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Alpaca Securities LLC

I, Tammy Wetterwald, swear (or affirm) that, to my best knowledge and behalf, this Compliance Report is true and correct.

By: ________________________

Tammy Wetterwald, CFO
March 03, 2025

ALPACA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

(PURSUANT TO RULE 17a-5(e)(3))

This report is filed in accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934 as a PUBLIC document.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpaca Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 E 49th Street, FL11
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tammy Wetterwald	650-489-2017	tammy.wetterwald@alpaca.markets
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

171 N. Clark St, Ste 200	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Tammy Wetterwald, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AlpacaSecuritiesLLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CALIFORNIA JURAT
ATTACHED BY NOTARY

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

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County of ____________________

BRADY M. FLAVIN
COMM. # 2495988
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. JULY 30, 2028

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Description of Attached Document

Title or Type of Document: Form X-17 A-5 Pt III

Document Date: N/A Number of Pages: 2

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Alpaca Securities LLC
December 31, 2024

Table of Contents

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Alpaca Securities, LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Alpaca Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2024.

New York, New York
March 3, 2025

ALPACA SECURITIES LLC

Statement of Financial Condition

December 31,		**2024**
ASSETS		
Cash and cash equivalents	$	68,511,868
Cash segregated under federal and other regulations		406,277,986
Customer receivables (net of allowance for credit losses of $56,922)		45,708,113
Equity securities - user-held fractional shares		229,284,250
Investment securities owned, at fair value, long		206,901
Securities borrowed		26,456,539
Receivables from brokers, dealers and clearing organizations		2,368,985
Deposits with clearing organizations		12,060,405
Accounts receivable (net of allowance for credit losses of $501,745)		1,245,883
Prepaid expenses and other assets		1,007,230
Related Party Receivable		264,335
Total assets	$	793,392,495
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	5,081,641
Customer payables		490,979,947
Non-customer payable		3,314,013
Payables to brokers, dealers and clearing organizations		1,473,173
Related party payable		402,930
Equity securities - fractional share repurchase obligations		229,284,250
Securities loaned		3,568,268
Other liabiliies		2,992,776
Total liabilities		737,096,998
Member's Equity		56,295,497
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	793,392,495

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Alpaca Securities LLC (the "Company") is a wholly owned subsidiary of AlpacaDB, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company currently acts as an introducing broker for listed securities, options, and retails corporate equity securities over-the-counter. The Company maintains the books and records of its customers and is a self-clearing member of the Depository Trust Company ("DTC"), but also clears options business on an omnibus basis through Velox Clearing LLC ("Velox").

The Company operates under Rule 15c3-1 of the Securities Exchange Act of 1934, where the requirement is to maintain sufficient liquidity in order to cover the Company's obligations. The Company carries securities accounts for customers and is subject to the requirements ule 15c3-3 under the Exchange Act (the "Customer Protection rule") pertaining to the possession or control of customer-owned assets anof Rd reserve requirements. For additional information on the Company's requirements under Rule 15c3-3 see Note 2, *Cash segregated under federal and other regulations.*

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of less than one year, that are not held for sale in the ordinary course of business.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from broker primarily includes receivables from the Company's executing brokers. Payables to broker reflect the clearing costs related to doing business as a self-clearing firm. For additional information on the Company's receivable from and payable to brokers see Note 3, *Receivables from brokers, dealers and clearing organizations.*

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through

the clearing organization. For additional information on the Company's deposits with clearing organizations see Note 4, *Deposits with clearing organizations.*

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. The Company has collateralized agreements which allows counterparties to borrow and lend securities under the terms of the master level loan agreement. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

With respect to securities loaned, the Company receives collateral in the form of cash. The Company earns interest income on cash collateral deposited by borrowers and can also earn additional revenue for lending certain securities based on demand for those securities. For our securities loaned, interest income is recorded net of interest paid to participating users for securities loaned.

The Company operates a securities lending program to eligible customers, who can opt in to lend certain fully paid securities to the Company. The Company may lend such securities to other market participants that wish to borrow for short selling or other purposes. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and carried at amortized cost or at fair value.

The Company has elected the fair value option for all transactions because the Company monitors financial performance associated with these transactions on a fair value basis. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations. The Company mitigates this risk by monitoring the fair value of securities loaned and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of securities to the Company.

Fractional Share Program

The Company maintains an inventory of securities held exclusively for the fractional share program, which is operated by the Company. This proprietary inventory is recorded within investment securities owned, at fair value, long. When a user purchases a fractional share, the Company records the cash received for the user-held fractional share as pledged collateral recorded within equity securities - user-held fractional shares and an offsetting liability to repurchase the shares, recorded within equity securities - fractional share repurchase obligations, as the Company concluded that the Company does not meet the criteria for derecognition under the accounting guidance, the Accounting Standards Codification ("ASC") Topic 860 *Transfers and Servicing.* The Company measures their inventory of securities, user-held fractional shares and their repurchase obligation at fair value at each reporting period. For additional information on the Company's fractional share program obligations see Note 5, *Fair value of assets and liabilities.*

Allowance for Credit Losses

In June 2016, the FASB issued ASU 2016-13. Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured

based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards.

The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis in accordance with ASC Topic 326-20. This topic requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration of the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditionals that may affect the Company's expectation of the collectability.

Accounts Receivables

Accounts receivables consist of receivables from correspondent partners and an allowance for doubtful accounts based on an analysis of expected collection rate determined from historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability.

Customer receivables and payables

Customer receivable (net of allowance for credit loss) is primarily made up of margin receivables. These transactions are recorded on settlement date basis. Margin receivables are adequately collateralized by users' securities balances and are reported at their outstanding principal balance, net of an allowance for credit loss. The Company monitors margin levels and requires users to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements and avoid automatic liquidation of their positions.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for receivables from users. The Company has no expectation of credit losses for customer receivables that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on the assessment of the nature of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding receivable balance from a user, the Company recognizes an allowance for credit loss in the amount of the difference, or unsecured balance, in the period of occurrence. The Company writes-off unsecured balances when the balance becomes outstanding for over 21 days, unless the customer has agreed to a payment plan.

Aged customer receivables are reviewed for potential credit loss and written off when deemed uncollectible. The Company also presents a net amount receivable for unsettled securities transactions included in customer receivables. As noted in ASC 940-320-05-4, the risk of nonperformance of regular-way settling trades is minimal, given the following: (a) they are fully collateralized on the trade date, (b) the period of time between trade and settlement date is reasonably short, and (c) most securities are affirmed by both parties to the trade and settle net through a clearing entity. Accordingly, receivables and payables arising from these unsettled regular-way transactions may be recorded net. For additional information on the Company's credit losses see Note 8, *Allowance for credit losses.*

Customer payables represent free credit balances from users' uninvested deposits and/or funds attributed to users as a result of settled trades and other security related transactions.

Prepaid expenses and other current assets

The Company classifies prepayments made under contracts as prepaid expenses and expense them over the contract terms. These prepaid expenses primarily include items such as prepayments on professional services. As

of December 31, 2024, prepaid expenses included in other assets were $473,535. Other current assets primarily include corporate cash held at a third party to support instant withdrawals or deposits feature for the Company's cashiering product, fees receivable, and other various receivables.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal, state, and local income tax purposes. All tax effects of the Company's income or loss are passed through to the Parent. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state, or local income taxes is included in these financial statements.

2. Cash segregated under federal and other regulations

Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker-dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

At December 31, 2024, the Company had Cash segregated under federal and other regulations in the amount of $402,761,101. An additional deposit of $27,343,048 was made on January 02, 2025 to bring the amount on deposit to $430,104,149.

During the period ended December 31, 2024, the Company performed the computations for the assets in the proprietary accounts of brokers ("PAB") in accordance with the customer reserve computation set forth under the Customer Protection Rule. At December 31, 2024, the Company had Cash segregated under federal and other regulations in the amount of $3,516,885. A withdrawal of $102,872 was made on January 02, 2025 to bring the amount on deposit to $3,414,013.

3. Receivables from and payables to brokers, dealers and clearing organizations

The Company self clears its securities transactions with DTC and clears certain transactions with Velox on an omnibus basis. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors the collateral on the customers' accounts. In addition, pursuant to its executing agreement, the Company executes securities transactions with executing brokers. As of December 31, 2024, the Company recorded a receivable from broker in the amount of $2,368,985.

Payable to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive") and clearing costs related to doing business. As of December 31, 2024, the Company recorded a payable in the amount of $1,473,173.

4. Deposits with clearing organizations

The Company has brokerage agreements with its clearing brokers to carry its accounts and the accounts of its clients as customers of the clearing brokers. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin. The balance as of December 31, 2024 at Velox and DTC was $154,500 and $11,905,904, respectively.

5. Fair value of assets and liabilities

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820. "Fair Value Measurement" to prioritize the inputs to valuation techniques used to measure fair value. Substantially, the Company's financial instruments are carried at fair value, which includes its equity securities owned for fractional shares programs. The Company has evaluated the estimated fair value of financial instruments using available market information and are classified, on the basis of the measurement inputs employed, as Level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Equity securities - user-held fractional shares	$ 229,284,250	$ -	$ -	$ 229,284,250
Securities borrowed	26,456,539	-	-	26,456,539
Investment securities owned, at fair value, long	206,901	-	-	206,901
Total financial asset	$ 255,947,690	$ -	$ -	$ 255,947,690
Liabilities				
Equity securities - fractional share repurchase obligations	$ 229,284,250	$ -	$ -	$ 229,284,250
Securities loaned	3,568,268	-	-	3,568,268
Total financial liabilities	$ 232,852,518	$ -	$ -	$ 232,852,518

6. Related party transactions

The Company has an expense sharing agreement with its Parent. The Parent performs and provides certain functions for the Company, including the provision and maintenance of office facilities, payroll services, insurance, professional services, and technology.

The Company holds customer accounts who also have accounts with the Company's affiliate, Alpaca Crypto LLC ("Alpaca Crypto"). For those customers with both an account with the Company and Alpaca Crypto, the Company holds the customers funds in compliance with Rule 15c3-3. Upon customers purchasing or selling crypto currency through Alpaca Crypto, the Company will transfer the customers' funds to or receive the customers' funds from Alpaca Crypto. The settling of funds between the Company and Alpaca Crypto may result in a payable to or receivable from related party.

The related party receivable represents unpaid amounts receivable from Alpaca Crypto of approximately $264,335 at December 31, 2024, and included in related party receivable on the statement of financial condition.

The related party payable represents unpaid amounts due to the Parent of approximately $402,930 at December 31, 2024, and included in related party payable on the statement of financial condition.

In March 2021, the Company entered into a $2 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate of 1%, with interest due monthly. Amendments were made in April 2024 and August 2024 to increase the credit line to $10 million and $15 million with an interest rate of 6%. At December 31, 2024, there was no outstanding balance on this unsecured line of credit.

The Company holds user accounts for related party AlpacaJapan Co. Ltd. ("Alpaca Japan"). Alpaca Japan is a registered broker/dealer in Japan and holds multiple user accounts with the Company including an omnibus account, a deposit account, and a settlement account. As of December 31, 2024, the Company had an affiliate user Alpaca Japan with margin debit balances totaling $1, included in customer receivable on the statement of financial condition. As of December 31, 2024, the Company had affiliate users Alpaca Japan and the parent company with free credit balances totaling $175,817 and $207,216, respectively, included in customer payables on the statement of financial condition.

7. Collateralized Agreements

The securities borrowing and lending agreements are collateralized by U.S. corporate securities. The majority of the securities obtained by the Company under securities borrowing and lending agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company primarily receives cash as collateral for the securities loaned to other broker- dealers. In the table below, the cash collateral we hold related to loaned securities is presented in "gross assets/liabilities" and the fair value of securities lent is presented in "fair value". Similarly, we provide cash collateral for securities borrowed from third parties or fully-paid securities from customers. In the table below, the amount of the cash collateral is presented in "gross assets/liabilities" and the fair value of the securities received is presented in "fair value".

Securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities borrowing and lending transactions. Therefore, activity related to securities borrowing and lending activities are presented gross in our Statement of Financial Condition.

				Amounts Not Offset in the Statement of Financial Condition	
	Gross Assets/Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts Presented in the Balance Sheet	Fair Value of Collateral	Net Amount
Assets					
Securities borrowed under loan agreements	$ 26,456,539	$ -	$ 26,456,539	$ (25,740,799)	$ 715,740
Total:	$ 26,456,539	$ -	$ 26,456,539	$ (25,740,799)	$ 715,740
Liabilities					
Securities lent under loan agreements	$ 3,568,268	$ -	$ 3,568,268	$ (3,323,736)	$ 244,532
Total:	$ 3,568,268	$ -	$ 3,568,268	$ (3,323,736)	$ 244,532

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged at December 31, 2024:

	Remaining Contractual Maturity				
	Overnight and Continuous	Less than 30 days	31 - 90 days	Over 90 days	Total
Securities lent under loan agreements					
Equities	$ 3,568,268	$ -	$ -	$ -	$ 3,568,268
Total	$ 3,568,268	$ -	$ -	$ -	$ 3,568,268

8. Allowance for credit losses

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, Financial Instruments - Credit Losses (ASC 326). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception to purchase. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. Expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability.

9. Financing activities, off-balance sheet risk, and concentrations of credit risk

In April 2022, the Company entered into a $10 million on demand revolving line of credit agreement with BMO Harris Bank N.A. ("BMO"). The line of credit is used solely to finance customer withdrawals from the reserve account. Interest for this line of credit is determined at the time a loan is initiated and the applicable interest rate is calculated by adding 2.5% per annum to the Overnight Federal Funds Rate. Interest is payable monthly in arrears on the last calendar day of each month. In March 2024, the Company amended its loan agreement with BMO to increase its collateralized credit line to $20 million. At December 31, 2024, there was no outstanding balance on this unsecured line of credit.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

At December 31, 2024, the Company had five partners representing $906,078, which represents 52% of accounts receivable as of the end of the period.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

10. Commitments and contingencies

The securities industry is highly regulated and many aspects of the Company's business involves substantial risk of liability. In past years, there has been an increase in litigation and regulatory investigations involving the brokerage industry. Federal and state regulators, exchanges, or other SROs investigate issues related to regulatory compliance that may result in enforcement action. The Company is also subject to periodic regulatory audits and inspections that could in the future lead to enforcement investigations or actions. For the period ending December 31, 2024, the Company is working with FINRA regarding an enforcement inquiry, which is still ongoing as of the date the financial statements were issued. The Company cannot reasonably estimate a reasonable loss (or range of loss) or potential fine, if any action is taken, that could result from the enforcement referral.

For the period ended December 31, 2024, the Company was not named as a defendant in lawsuits.

11. Segment reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified a management team as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business,

predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of provide and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit items, as defined. At December 31, 2024, the Company's net capital was approximately $51,436,972 which was approximately $50,108,532 in excess of its minimum net capital of $1,328,440. This minimum net capital is based upon the greater of $250,000 or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3.

13. Subsequent events

The Company has evaluated events subsequent to March 3, 2025 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.